No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF October 2009

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On October 27, 2009, Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal second quarter and six months ended September 30, 2009.

Exhibit 2:

On October 27, 2009, Honda Motor Co., Ltd. (the “Company”) announced that significant discrepancies occurred between the consolidated financial results of the fiscal first half ended September 30, 2009 and the Company’s forecasts for the same period that were announced on July 29, 2009 as follows. The Company also revised its forecasts for consolidated financial results of the fiscal year ending March 31, 2010 that were announced on July 29, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for
Business Management Operations
Honda Motor Co., Ltd.

Date: November 6, 2009

October 27, 2009

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL SECOND QUARTER ENDED SEPTEMBER 30, 2009

Tokyo, October 27, 2009 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal second quarter and the fiscal half ended September 30, 2009.

Second Quarter Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal second quarter ended September 30, 2009 totaled JPY 54.0 billion (USD 599 million), a decrease of 56.2% from the same period in 2008. Basic net income attributable to Honda Motor Co., Ltd. per common share for the quarter amounted to JPY 29.78 (USD 0.33), a decrease of JPY 38.18 from JPY 67.96 for the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated net sales and other operating revenue (herein referred to as “revenue”) for the quarter amounted to JPY 2,056.6 billion (USD 22,799 million), a decrease of 27.2% from the same period in 2008, primarily due to decreased sales in the automobile business and unfavorable currency translation effects. Honda estimates that had the exchange rates unchanged from the corresponding period in 2008, revenue for the quarter would have decreased by approximately 16.1%.

Consolidated operating income for the quarter totaled JPY 65.5 billion (USD 727 million), a decrease of 56.0%, due primarily to decreased profit attributable to decreased sales, the impact of unfavorable currency effects caused by the appreciation of the Japanese yen and the increase in fixed costs per unit as a result of reduced production despite decreased SG&A expenses and R&D expenses and continuing cost reduction efforts.

Consolidated income before income taxes and equity in income of affiliates for the quarter totaled JPY 66.1 billion (USD 733 million), a decrease of 55.7% from the same period in 2008.

Equity in income of affiliates amounted to JPY 22.3 billion (USD 248 million) for the quarter, a decrease of 18.1% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal second quarter by business segment, motorcycle unit sales totaled 2,407 thousand units, a decrease of 16.8% from the same period last year. Unit sales in Japan totaled 52 thousand units, a decrease of 34.2% compared to the same period last year. Outside of Japan, total unit sales totaled 2,355 thousand units, a decrease of 16.3% from the same period in 2008*, due mainly to decreased unit sales in Indonesia and Other Regions including Brazil in South America, more than offsetting increased unit sales in India. Revenue from sales to external customers decreased 31.4%, to JPY 275.3 billion (USD 3,052 million) from the same period last year, due mainly to decreased unit sales and unfavorable currency translation effects. Operating income decreased 79.9% to JPY 9.3 billion (USD 103 million) from the same period last year, due primarily to decreased profit attributable to decreased sales and the impact of unfavorable currency effects, more than offsetting decreased SG&A expenses and R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 1,350 thousand units for the period.

Honda’s automobile unit sales totaled 838 thousand units, a decrease of 10.4% from the same period last year. In Japan, unit sales amounted to 158 thousand units, an increase of 3.9% compared to the same period last year due mainly to favorable sales of Insight, Zest and Fit together with tax breaks and incentives on fuel-efficient green cars. Unit sales outside of Japan decreased 13.2% to 680 thousand units from the corresponding period last year, due mainly to decreased unit sales in North America, more than offsetting increased unit sales in Asia, especially in China and India. Revenue from sales to external customers decreased 28.1% to JPY 1,560.5 billion (USD 17,299 million) from the same period in 2008, due mainly to decreased unit sales and the unfavorable currency translation effects. Operating income decreased 82.7% to JPY 13.7 billion (USD 152 million) from the same period last year, due primarily to decreased profit attributable to decreased unit sales, the impact of unfavorable currency effects and the increase in fixed costs, more than offsetting decreased SG&A expenses and R&D expenses and continuing cost reduction efforts.

Revenue from sales to external customers in the financial services business decreased 2.2% to JPY 155.0 billion (USD 1,719 million) from the same period in 2008, due mainly to the unfavorable currency translation effects, more than offsetting an increase in operating lease revenues. Operating income increased 94.0% to JPY 47.1 billion (USD 523 million) from the same period in 2008, due primarily to the decreased allowance for losses on lease residual values, a gain from lease assets and a decrease in funding costs.

Honda’s power product unit sales totaled 932 thousand units, a decrease of 22.5% from the same period in 2008. In Japan, unit sales totaled 75 thousand units, a decrease of 48.6% from the same period last year. Unit sales outside of Japan totaled 857 thousand units, a decrease of 18.8% from the corresponding period last year due primarily to a decline in unit sales in all the regions. Revenue from sales to external customers in power product and other businesses decreased by 31.9% to JPY 65.7 billion (USD 729 million) from the same period last year, due mainly to decreased unit sales of power products and unfavorable currency translation effects. Honda reported an operating loss of JPY 4.6 billion (USD 52 million), primarily due to decreased profit attributable to decreased revenue, which more than offset decreased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal second quarter by geographic area, in Japan, revenue from domestic and export sales amounted to JPY 804.3 billion (USD 8,916 million), down 32.6% compared to the same period last year, due primarily to a decrease of export sales in the automobile business. Honda reported an operating loss of JPY 25.7 billion (USD 285 million), due primarily to decreased profit attributable to decreased sales, the impact of unfavorable currency effects caused by the appreciation of the Japanese yen and the increase in fixed costs, more than offsetting decreased SG&A expenses and R&D expenses.

In North America, revenue decreased by 34.3% to JPY 899.4 billion (USD 9,971 million) from the same period in 2008, due mainly to decreased unit sales in the automobile business and the impact of unfavorable currency translation effects. Operating income increased by 111.7% to JPY 47.6 billion (USD 529 million) from the same period in 2008, due mainly to decreased SG&A expenses including the decreased allowance for losses on lease residual values, a decrease in funding costs in the financial services business and continuing cost reduction efforts, more than offsetting decreased profit attributable to decreased revenue, the increase in fixed costs and the impact of unfavorable currency effects.

In Europe, revenue decreased by 38.1% to JPY 216.9 billion (USD 2,405 million), from the same period in 2008, due primarily to decreased revenue in all of the business segments and the impact of unfavorable currency translation effects. Operating income decreased by 77.4% to JPY 1.8 billion (USD 21 million) from the same period in 2008, due mainly to decreased profit attributable to decreased revenue, the increase in fixed costs per unit as a result of reduced production and the impact of unfavorable currency effects, more than offsetting decreased SG&A expenses.

In Asia, revenue decreased by 17.9% to JPY 370.8 billion (USD 4,111 million) from the same period last year due mainly to the impact of unfavorable currency translation effects and decreased revenue in the automobile business. Operating income decreased by 24.8% to JPY 27.5 billion (USD 305 million) from the same period in 2008, due mainly to the impact of unfavorable currency effects and decreased profit attributable to decreased revenue, more than offsetting decreased SG&A expenses.

In Asia, in addition to subsidiaries, many affiliates accounted for under the equity method manufacture and sell Honda-brand products. Operating income does not include income from these affiliates. Income from these affiliates is recorded as equity in income of affiliates and reflected in net income. Accounting terms of some of the affiliates differ from the Company’s.

In Other Regions including Latin America, the Middle East, Africa and Oceania, revenue decreased by 34.6% to JPY 228.6 billion (USD 2,535 million) compared to the same period last year, due mainly to the impact of unfavorable currency translation effects and decreased revenue in the automobile business and motorcycle business. Operating income decreased by 79.6% to JPY 9.9 billion (USD 110 million) from the same period in 2008, due primarily to decreased profit attributable to decreased unit sales of motorcycles and automobiles and the unfavorable currency impacts.

United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of ¥ 90.21=U.S.$1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on September 30, 2009.

First Half-Year Results

Honda’s consolidated net income attributable to Honda Motor Co., Ltd. for the fiscal first half year ended September 30, 2009 totaled JPY 61.5 billion (USD 683 million), a decrease of 79.2% from the same period in 2008. Basic net income attributable to Honda Motor Co., Ltd. per common share for the fiscal first half amounted to JPY 33.95 (USD 0.38), a decrease of JPY 129.57 from JPY 163.52 for the same period in 2008.

Consolidated revenue for the period amounted to JPY 4,058.8 billion (USD 44,994 million), a decrease of 28.7% from the same period in 2008, primarily due to decreased revenue in the automobile business and unfavorable currency translation effects. Honda estimates that had exchange rate remain same from the corresponding period in 2008, revenue for the period would have decreased by approximately 18.4%.

Consolidated operating income for the period totaled JPY 90.7 billion (USD 1,006 million), a decrease of 74.8%, due primarily to decreased profit attributable to decreased revenue, the impact of unfavorable currency effects caused by the appreciation of the Japanese yen and the increase in fixed costs, despite decreased SG&A expenses and R&D expenses and continuing cost reduction efforts.

Consolidated income before income taxes and equity in income of affiliates for the period totaled JPY 71.5 billion (USD 794 million), a decrease of 80.8% from the same period in 2008.

Equity in income of affiliates amounted to JPY 36.5 billion (USD 406 million) for the period, a decrease of 44.1% from the corresponding period last year.

Business Segment

With respect to Honda’s sales for the fiscal first half by business segment, unit sales of motorcycles totaled 4,659 thousand units, a decrease of 16.9% from the same period in 2008. Unit sales in Japan totaled 97 thousand units, a decrease of 29.2%. Outside of Japan, total unit sales was 4,562 thousand units, a decrease of 16.6%*, due mainly to decreased unit sales in Asia and Other Regions including South America. Revenue from sales to external customers decreased 33.0%, to JPY 531.6 billion (USD 5,894 million) from the same period in 2008. Operating income decreased by 80.7% to JPY 14.9 billion (USD 166 million) from the same period in 2008, due primarily to decreased profit attributable to decreased revenue and the impact of unfavorable currency effects, more than offsetting decreased SG&A expenses and R&D expenses.

*	Of the net sales of Honda-brand motorcycle products that are manufactured and sold by overseas affiliates accounted for under the equity method, those with respect to which parts for manufacturing were not supplied from Honda or its subsidiaries are not included in net sales and other operating revenue, in conformity with U.S. generally accepted accounting principles. Accordingly, these unit sales are not included in the financial results. Sales of such products amounted to approximately 2,570 thousand units for the period.

Honda’s unit sales of automobiles for the fiscal first half totaled 1,604 thousand units, a decrease of 15.4% from the same period in 2008. In Japan, unit sales totaled 286 thousand units, an increase of 2.1% compared to the same period last year, due mainly to favorable sales of Insight and FREED. Unit sales outside of Japan decreased 18.5% to 1,318 thousand units, due mainly to decreased unit sales in North America. Revenue from sales to external customers decreased 29.9% to JPY 3,083.9 billion (USD 34,186 million) from the same period in 2008, due mainly to decreased unit sales and the unfavorable currency translation effects. Honda reported an operating loss of JPY 7.6 billion (USD 85 million), due primarily to decreased profit attributable to decreased unit sales, the increase in fixed costs and the impact of unfavorable currency effects, more than offsetting decreased SG&A expenses and R&D expenses and continuing cost reduction efforts.

Revenue from sales to external customers in the financial services business increased 2.2% to JPY 310.9 billion (USD 3,447 million) from the same period in 2008, due mainly to an increase in operating lease revenues, more than offsetting the unfavorable currency translation effects. Operating income increased 77.1% to JPY 94.0 billion (USD 1,042 million) from the same period in 2008, due primarily to the decreased allowance for losses on lease residual values and a decrease in funding costs.

Honda’s unit sales of power products was 2,090 thousand units, down by 17.7% from the same period in 2008. In Japan, unit sales totaled 146 thousand units, a decrease of 52.1% from the same period last year. Unit sales outside of Japan decreased 13.1%, to 1,944 thousand units, due primarily to a decline of unit sales in all the regions. Revenue from sales to external customers in power product and other businesses decreased by 32.8% to JPY 132.3 billion (USD 1,467 million) from the same period in 2008, due mainly to decreased unit sales of power products and unfavorable currency translation effects. Honda reported an operating loss of JPY 10.6 billion (USD 118 million), primarily due to decreased profit attributable to decreased revenue, which more than offset decreased SG&A expenses.

Geographical Information

With respect to Honda’s sales for the fiscal first half year by geographic area, in Japan, revenue from domestic and export sales was JPY 1,540.9 billion (USD 17,081 million), down by 34.2% compared to the same period in 2008, due primarily to a decrease in export sales in the automobile businesses. Honda reported an operating loss of JPY 30.3 billion (USD 337 million).

In North America, revenue decreased by 34.5% to JPY 1,875.2 billion (USD 20,787 million) from the same period in 2008 due mainly to decreased revenue in the automobile business and the impact of unfavorable currency translation effects. Operating income decreased by 53.1% to JPY 54.8 billion (USD 608 million) from the same period in 2008.

In Europe, revenue decreased by 39.2% to JPY 435.1 billion (USD 4,824 million), from the same period in 2008, due primarily to decreased revenue in all of the business segments and the impact of unfavorable currency translation effects. Operating income decreased by 81.5% to JPY 3.6 billion (USD 40 million) from the same period in 2008.

In Asia, revenue decreased by 22.1% to JPY 692.2 billion (USD 7,674 million) from the same period in 2008, due mainly to the impact of unfavorable currency translation effects and decreased revenue in the automobile business. Operating income decreased by 35.3% to JPY 47.9 billion (USD 531 million) from the same period in 2008.

In Other Regions, revenue decreased by 37.2% to JPY 404.1 billion (USD 4,480 million) compared to the same period in 2008, due mainly to the impact of unfavorable currency translation effects and decreased revenue in the motorcycle business and automobile business. Operating income decreased by 88.9% to JPY 9.4 billion (USD 105 million) from the same period in 2008.

Consolidated Statements of Balance Sheets for the Fiscal Half Year Ended September 30, 2009

From March 31, 2009, total assets decreased JPY 560.8 billion (USD 6,218 million), to JPY 11,258.0 billion (USD 124,798 million) at September 30, 2009, mainly due to decreased inventories and the currency translation effects. From March 31, 2009, total liabilities decreased by JPY 577.2 billion (USD 6,399 million), to JPY 7,111.2 billion (USD 78,830 million) at September 30, 2009, mainly due to decreased current liabilities and the currency translation effects, despite an increase in long-term liabilities. From March 31, 2009, total equity increased by JPY 16.3 billion (USD 182 million), to JPY 4,146.7 billion (USD 45,968 million), primarily due to net income despite dividend paid and the currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal First Half

Consolidated cash and cash equivalents at September 30, 2009 increased by JPY 255.3 billion (USD 2,831 million) from March 31, 2009, to JPY 945.7 billion (USD 10,484 million). The reasons for the increases or decreases for each cash flow activity compared with the corresponding period of the previous year are as follows.

Cash flows from operating activities

Net cash provided by operating activities amounted to JPY 974.9 billion (USD 10,808 million) for the fiscal first half ended September 30, 2009, mainly attributable to a decrease in inventories and depreciation, decrease in trade accounts and notes receivable and net income. Cash inflows from operating activities increased by JPY 488.3 billion (USD 5,413 million) compared with the corresponding period in 2008.

Cash flows from investing activities

Net cash used in investing activities amounted to JPY 342.8 billion (USD 3,801 million), due mainly to capital expenditures, the acquisitions of finance subsidiaries-receivables and the purchase of operating lease assets, which exceeded collections of finance subsidiaries-receivables and the sales of operating lease assets. Cash outflows from investing activities decreased by JPY 698.3 billion (USD 7,742 million) compared with the corresponding period in 2008.

Cash flows from financing activities

Net cash used in financing activities amounted to JPY 366.8 billion (USD 4,066 million), due mainly to decrease in short-term debt, payment of long-term debt and dividends paid, which exceeded proceeds from long-term debt. Cash outflows from financing activities increased by JPY 836.7 billion (USD 9,276 million) compared with the corresponding period in 2008.

Forecasts for the Fiscal Year Ending March 31, 2010

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2010, Honda projects consolidated results to be as shown below:

The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar and the Euro will be JPY 85 and JPY 125, respectively, for the second half of the fiscal year ending March 31, 2010, and JPY 90 and JPY 129, respectively, for the full year ending March 31, 2010.

Projected unit sales for the full fiscal year ending March 31, 2010 are shown below.

	Unit (thousands)	Changes from FY2009 (thousands)
Motorcycle business	9,565	-549
Automobile business	3,400	-117
Power product and Other businesses	4,455	-732

FY2010 Forecasts for Consolidated Results

Fiscal year ending March 31, 2010

	Yen (billions)	Changes from FY 2009
Net sales and other operating revenue	8,450	-15.6%
Operating income	190	+0.2%
Income before income taxes and equity in income of affiliates	170	+5.1%
Net income attributable to Honda Motor Co., Ltd.	155	+13.1%

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	85.42

The reasons for the increases or decreases for forecasts of the operating income, and income before income taxes and equity in income of affiliates for the fiscal year ending March 31, 2010 from the corresponding period last year are as follows.

Yen (billions)
Revenue, model mix, etc., excluding currency effect	-241.7
Cost reduction, the effect of raw material cost fluctuations, etc.	+17.0
SG&A expenses, excluding currency effect	+371.0
R&D expenses	+63.1
Currency effect	-209.0

Operating income compared with fiscal year 2009	+0.3

Fair value of derivative instruments	+24.0
Others	- 16.0

Income before income taxes and equity in income of affiliates compared with fiscal year 2009	+8.2

Dividend per Share of Common Stock

The Board of Directors of Honda Motor Co., Ltd., at its meeting held on October 27, 2009, resolved to make the quarterly dividend JPY 8 per share of common stock, the record date of which is September 30, 2009. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2010, is JPY 32 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management's assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time. The various factors for increases and decreases in income have been classified in accordance with a method that Honda considers reasonable.

Others

1. Changes in significant subsidiaries for the three months ended September 30, 2009

(i.e. changes in specific subsidiaries that caused a change in the scope of consolidated financial statements)

None

2. Accounting policies specifically applied for quarterly consolidated financial statements

(a) Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the fiscal first half ended September 30, 2009. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

3. Changes in accounting procedures for consolidated quarterly financial results

(a) Noncontrolling Interests in Consolidated Financial Statements

Honda adopted the FASB Accounting Standards Codification (ASC) 810 “Consolidation”, which is a replacement of Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”, effective April 1, 2009. This statement requires that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements, and requires that changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. Upon the adoption of ASC 810, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, the presentation of consolidated statements of income and cash flows has been changed. As the presentation and disclosure requirements of ASC 810 have been applied retrospectively, Honda has made reclassifications to the prior consolidated financial statements to conform to the presentation used for the three months and six months periods ended September 2009. The adoption of ASC 810 did not have a material impact on the Company’s consolidated financial position or results of operations.

(b) Adjustment resulting from change in fiscal year-end of a subsidiary

During the fiscal year ended March 31, 2009, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existed 3-month difference between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period which was adjusted in the three months ended March 31, 2009 represented a change in accounting principles and was reported by retrospective application. The impact on the retained earnings balance as of April 1, 2008 was ¥6,214 million. Honda adjusted its consolidated financial statements for the six months ended September 30, 2008 to conform to the presentation used for the fiscal year ended March 31, 2009.

Consolidated Financial Summary

For the three months and six months ended September 30, 2008 and 2009

Financial Highlights

	Yen (millions)
	Three months ended Sep. 30, 2008 (Unaudited)	Three months ended Sep. 30, 2009 (Unaudited)	Six months ended Sep. 30, 2008 (Unaudited)	Six months ended Sep. 30, 2009 (Unaudited)
Net sales and other operating revenue	2,826,865	2,056,655	5,694,086	4,058,867
Operating income	148,851	65,543	359,327	90,707
Income before income taxes and equity in income of affiliates	149,462	66,140	373,686	71,598
Net income attributable to Honda Motor Co., Ltd.	123,316	54,037	296,713	61,597

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	67.96	29.78	163.52	33.95

	U.S. Dollar (millions)
		Three months ended Sep. 30, 2009 (Unaudited)		Six months ended Sep. 30, 2009 (Unaudited)
Net sales and other operating revenue		22,799		44,994
Operating income		727		1,006
Income before income taxes and equity in income of affiliates		733		794
Net income attributable to Honda Motor Co., Ltd.		599		683

	U.S. Dollar
Basic net income attributable to Honda Motor Co., Ltd. per common share		0.33		0.38

Note: Certain revisions for misclassifications have been made to the prior years’ operating income, income before income taxes and equity in income of affiliates, net income attributable to Honda Motor Co., Ltd. and Basic net income attributable to Honda Motor Co., Ltd. per common share. Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[1] Consolidated Balance Sheets

	Yen (millions)
	September 30, 2009 ( Unaudited )	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	945,764	690,369
Trade accounts and notes receivable	702,952	854,214
Finance subsidiaries-receivables, net	1,031,946	1,172,030
Inventories	908,966	1,243,961
Deferred income taxes	207,303	198,158
Other current assets	377,618	462,446

Total current assets	4,174,549	4,621,178

Finance subsidiaries-receivables, net	2,334,371	2,400,282

Investments and advances:
Investments in and advances to affiliates	490,449	505,835
Other, including marketable equity securities	158,354	133,234

Total investments and advances	648,803	639,069

Property on operating leases:
Vehicles	1,582,837	1,557,060
Less accumulated depreciation	309,343	269,261

Net property on operating leases	1,273,494	1,287,799

Property, plant and equipment, at cost:
Land	470,528	469,279
Buildings	1,470,022	1,446,090
Machinery and equipment	3,152,375	3,133,439
Construction in progress	171,364	159,567

	5,264,289	5,208,375
Less accumulated depreciation and amortization	3,156,661	3,060,654

Net property, plant and equipment	2,107,628	2,147,721

Other assets	719,177	722,868

Total assets	11,258,022	11,818,917

[1] Consolidated Balance Sheets – continued

	Yen (millions)
	September 30, 2009 (Unaudited)	March 31, 2009
Liabilities and Equity
Current liabilities:
Short-term debt	949,134	1,706,819
Current portion of long-term debt	762,337	977,523
Trade payables:
Notes	21,471	31,834
Accounts	675,852	674,498
Accrued expenses	513,504	562,673
Income taxes payable	22,532	32,614
Other current liabilities	220,286	251,407

Total current liabilities	3,165,116	4,237,368

Long-term debt, excluding current portion	2,474,729	1,932,637
Other liabilities	1,471,441	1,518,568

Total liabilities	7,111,286	7,688,573

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares; issued 1,834,828,430 shares	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	44,838	43,965
Retained earnings	5,130,958	5,099,267
Accumulated other comprehensive income (loss), net	(1,331,991)	(1,322,828)
Treasury stock, at cost 20,219,430 shares on Mar. 31, 2009 and 20,222,627 shares in Sep. 30, 2009	(71,720)	(71,712)

Total Honda Motor Co., Ltd. shareholders’ equity	4,030,681	4,007,288

Noncontrolling interest	116,055	123,056

Total equity	4,146,736	4,130,344

Commitments and contingent liabilities

Total liabilities and equity	11,258,022	11,818,917

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[2] Consolidated Statements of Income

(A) For the three months ended September 30, 2008 and 2009

	Yen (millions)
	Three months ended September 30, 2008 (Unaudited)	Three months ended September 30, 2009 (Unaudited)
Net sales and other operating revenue	2,826,865	2,056,655
Operating costs and expenses:
Cost of sales	2,058,223	1,556,549
Selling, general and administrative	483,165	323,062
Research and development	136,626	111,501

Operating income	148,851	65,543
Other income:
Interest	11,551	3,944
Other	11,468	5,617
Other expenses:
Interest	5,262	3,313
Other	17,146	5,651

Income before income taxes and equity in income of affiliates	149,462	66,140
Income tax expense:
Current	25,481	23,496
Deferred	21,977	9,662

Income before equity in income of affiliates	102,004	32,982
Equity in income of affiliates	27,288	22,349

Net income	129,292	55,331
Less: Net income attributable to noncontrolling interest	(5,976)	(1,294)

Net income attributable to Honda Motor Co., Ltd.	123,316	54,037

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	67.96	29.78

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

(B) For the six months ended September 30, 2008 and 2009

	Yen (millions)
	Six months ended September 30, 2008 (Unaudited)	Six months ended September 30, 2009 (Unaudited)
Net sales and other operating revenue	5,694,086	4,058,867
Operating costs and expenses:
Cost of sales	4,109,548	3,110,373
Selling, general and administrative	951,438	644,694
Research and development	273,773	213,093

Operating income	359,327	90,707
Other income:
Interest	22,392	8,772
Other	20,774	713
Other expenses:
Interest	11,414	7,124
Other	17,393	21,470

Income before income taxes and equity in income of affiliates	373,686	71,598
Income tax expense:
Current	63,199	36,674
Deferred	66,529	6,983

Income before equity in income of affiliates	243,958	27,941
Equity in income of affiliates	65,481	36,592

Net income	309,439	64,533
Less: Net income attributable to noncontrolling interest	(12,726)	(2,936)

Net income attributable to Honda Motor Co., Ltd.	296,713	61,597

	Yen
Basic net income attributable to Honda Motor Co., Ltd. per common share	163.52	33.95

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[3] Consolidated Statements of Cash Flows

	Yen (millions)
	Six months ended Sep. 30, 2008 (Unaudited)	Six months ended Sep. 30, 2009 (Unaudited)
Cash flows from operating activities:
Net income	309,439	64,533
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	205,057	200,493
Depreciation of property on operating leases	92,757	116,537
Deferred income taxes	66,529	6,983
Equity in income of affiliates	(65,481)	(36,592)
Dividends from affiliates	26,759	71,806
Provision for credit and lease residual losses on finance subsidiaries-receivables	37,524	25,355
Impairment loss on investments in securities	13,673	286
Impairment loss excluding property on operating leases	3,577	—
Impairment loss on property on operating leases	4,898	2,855
Loss (gain) on derivative instruments, net	(56,015)	(37,391)
Decrease (increase) in assets:
Trade accounts and notes receivable	67,991	155,332
Inventories	(155,200)	350,426
Other current assets	(19,471)	107,541
Other assets	8,544	24,441
Increase (decrease) in liabilities:
Trade accounts and notes payable	(92,139)	22,695
Accrued expenses	(7,812)	(36,767)
Income taxes payable	4,405	(15,441)
Other current liabilities	19,926	17,378
Other liabilities	36,253	(33,343)
Other, net	(14,564)	(32,128)

Net cash provided by operating activities	486,650	974,999

Cash flows from investing activities:
Increase in investments and advances	(1,265)	(17,559)
Decrease in investments and advances	1,486	10,224
Payments for purchases of available-for-sale securities	(31,537)	(2,624)
Proceeds from sales of available-for-sale securities	1,309	1,609
Payments for purchases of held-to-maturity securities	(14,458)	—
Proceeds from redemptions of held-to-maturity securities	10,513	—
Capital expenditures	(314,465)	(205,132)
Proceeds from sales of property, plant and equipment	11,437	8,552
Acquisitions of finance subsidiaries-receivables	(1,555,101)	(697,795)
Collections of finance subsidiaries-receivables	1,110,815	795,003
Sales (purchases) of finance subsidiaries-receivables, net	123,090	(31,345)
Purchase of operating lease assets	(437,093)	(276,142)
Proceeds from sales of operating lease assets	53,995	72,334

Net cash used in investing activities	(1,041,274)	(342,875)

[3] Consolidated Statements of Cash Flows – continued

	Yen (millions)
	Six months ended Sep. 30, 2008 (Unaudited)	Six months ended Sep. 30, 2009 (Unaudited)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	228,914	(748,274)
Proceeds from long-term debt	870,684	881,529
Repayment of long-term debt	(540,316)	(457,951)
Dividends paid	(79,842)	(29,033)
Dividends paid to noncontrolling interests	(9,473)	(13,078)
Payment for purchase of treasury stock, net	(6)	(8)

Net cash provided by (used in) financing activities	469,961	(366,815)

Effect of exchange rate changes on cash and cash equivalents	(11,831)	(9,914)

Net change in cash and cash equivalents	(96,494)	255,395
Cash and cash equivalents at beginning of year	1,050,902	690,369

Cash and cash equivalents at end of period	954,408	945,764

Note: Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

[4] Assumptions for Going Concern

None

[5] Segment Information

Honda has four reportable segments: the motorcycle business, the automobile business, the financial services business and the power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s for which separate financial information is available, and that information is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development, Manufacturing, Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development, Manufacturing, Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products, and Others

Power product & other businesses	Power products and relevant parts, and others	Research & Development, Manufacturing, Sales and related services, and Others

1. Segment information based on products and services

(A) As of and for the three months ended September 30, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	401,090	2,170,632	158,523	96,620	2,826,865	—	2,826,865
Intersegment	—	—	4,149	6,474	10,623	(10,623)	—

Total	401,090	2,170,632	162,672	103,094	2,837,488	(10,623)	2,826,865

Segment income (loss)	46,395	79,063	24,317	(924)	148,851	—	148,851

As of and for the three months ended September 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	275,312	1,560,501	155,044	65,798	2,056,655	—	2,056,655
Intersegment	—	—	3,091	7,223	10,314	(10,314)	—

Total	275,312	1,560,501	158,135	73,021	2,066,969	(10,314)	2,056,655

Segment income (loss)	9,319	13,708	47,182	(4,666)	65,543	—	65,543

(B) As of and for the six months ended September 30, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	794,138	4,398,645	304,328	196,975	5,694,086	—	5,694,086
Intersegment	—	—	7,868	12,960	20,828	(20,828)	—

Total	794,138	4,398,645	312,196	209,935	5,714,914	(20,828)	5,694,086

Segment income (loss)	77,548	229,404	53,090	(715)	359,327	—	359,327

Assets	1,220,216	5,884,158	6,473,585	289,721	13,867,680	(494,205)	13,373,475
Depreciation and amortization	25,692	171,834	93,189	7,099	297,814	—	297,814
Capital expenditures	44,669	245,550	437,508	7,116	734,843	—	734,843

As of and for the six months ended September 30, 2009

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product & Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	531,678	3,083,930	310,947	132,312	4,058,867	—	4,058,867
Intersegment	—	—	6,458	13,937	20,395	(20,395)	—

Total	531,678	3,083,930	317,405	146,249	4,079,262	(20,395)	4,058,867

Segment income (loss)	14,962	(7,668)	94,028	(10,615)	90,707	—	90,707

Assets	976,764	4,901,706	5,403,975	282,779	11,565,224	(307,202)	11,258,022
Depreciation and amortization	23,668	168,454	118,189	6,719	317,030	—	317,030
Capital expenditures	22,024	131,848	277,365	17,632	448,869	—	448,869

Explanatory notes:

1.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

2.	Unallocated corporate assets, included in reconciling items, amounted to JPY 336,896 million as of September 30, 2008 and JPY 308,177 million as of September 30, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

3.	Depreciation and amortization of Financial Services Business include JPY 92,757 million for the six months ended September 30, 2008 and JPY 116,537 million for the six months ended September 30, 2009, respectively, of depreciation of property on operating leases.

4.	Capital expenditure of Financial Services Business includes JPY 437,093 million for the six months ended September 30, 2008 and JPY 276,142 million for the six months ended September 30, 2009 respectively, for purchase of operating lease assets.

5.	Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

In addition to the disclosure required by U.S.GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

(A) As of and for the three months ended September 30, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	504,141	1,297,927	322,591	373,578	328,628	2,826,865	—	2,826,865
Transfers between geographic areas	689,385	72,125	28,133	78,258	20,913	888,814	(888,814)	—

Total	1,193,526	1,370,052	350,724	451,836	349,541	3,715,679	(888,814)	2,826,865

Operating income	40,934	22,526	8,301	36,631	48,796	157,188	(8,337)	148,851

As of and for the three months ended September 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	448,368	865,031	201,158	318,562	223,536	2,056,655	—	2,056,655
Transfers between geographic areas	355,975	34,409	15,787	52,286	5,150	463,607	(463,607)	—

Total	804,343	899,440	216,945	370,848	228,686	2,520,262	(463,607)	2,056,655

Operating income (loss)	(25,710)	47,694	1,873	27,556	9,948	61,361	4,182	65,543

(B) As of and for the six months ended September 30, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	969,420	2,732,962	655,322	734,059	602,323	5,694,086	—	5,694,086
Transfers between geographic areas	1,373,708	130,268	59,940	154,020	41,012	1,758,948	(1,758,948)	—

Total	2,343,128	2,863,230	715,262	888,079	643,335	7,453,034	(1,758,948)	5,694,086

Operating income	78,844	117,109	19,594	74,093	85,103	374,743	(15,416)	359,327

Assets	3,142,058	7,505,511	926,033	1,148,474	709,834	13,431,910	(58,435)	13,373,475
Long-lived assets	1,091,368	1,985,283	157,589	269,588	150,428	3,654,256	—	3,654,256

As of and for the six months ended September 30, 2009

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	853,838	1,800,922	409,087	602,228	392,792	4,058,867	—	4,058,867
Transfers between geographic areas	687,069	74,310	26,051	90,017	11,336	888,783	(888,783)	—

Total	1,540,907	1,875,232	435,138	692,245	404,128	4,947,650	(888,783)	4,058,867

Operating income (loss)	(30,382)	54,877	3,630	47,907	9,469	85,501	5,206	90,707

Assets	2,947,913	6,069,575	635,443	962,156	554,753	11,169,840	88,182	11,258,022
Long-lived assets	1,146,720	1,825,284	110,725	245,732	154,648	3,483,109	—	3,483,109

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.	Unallocated corporate assets, included in reconciling items, amounted to JPY 336,896 million as of September 30, 2008 and JPY 308,177 million as of September 30, 2009 respectively, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

4.	Please refer to “Others 3. Changes in accounting procedures for consolidated quarterly financial results”.

3. Overseas Sales and revenues based on the location of the customer

(A) For the three months ended September 30, 2008

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,293,583	320,102	435,298	387,096	2,436,079
Consolidated sales					2,826,865
Overseas sales ratio to consolidated sales	45.8%	11.3%	15.4%	13.7%	86.2%

For the three months ended September 30, 2009

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	861,774	200,257	368,296	240,365	1,670,692
Consolidated sales					2,056,655
Overseas sales ratio to consolidated sales	41.9%	9.7%	17.9%	11.7%	81.2%

(B) For the six months ended September 30, 2008

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	2,721,646	650,225	871,829	707,937	4,951,637
Consolidated sales					5,694,086
Overseas sales ratio to consolidated sales	47.8%	11.4%	15.3%	12.5%	87.0%

For the six months ended September 30, 2009

	Yen (millions)
	North America	Europe	Asia	Other Regions	Total
Overseas sales	1,794,886	407,170	713,458	425,108	3,340,622
Consolidated sales					4,058,867
Overseas sales ratio to consolidated sales	44.2%	10.0%	17.6%	10.5%	82.3%

Explanatory note:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

[6] Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

As of and for the six months ended September 30, 2009

1. Information concerning dividends

(a)	Dividends paid during the period

Resolved at the General Meeting of Shareholders on June 23, 2009

Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	March 31, 2009
Effective date	June 24, 2009
Resource for dividend	Retained earnings

Resolved by the Board of Directors at its meeting held on July 29, 2009

Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	June 30, 2009
Effective date	August 24, 2009
Resource for dividend	Retained earnings

(b)	Dividends to be paid for the three months ended September 30, 2009, of which effective date is after September 30, 2009

Resolved by the Board of Directors at its meeting held on October 27, 2009

Total amount of dividends (million yen)	14,516
Dividend per share of common stock (yen)	8.00
Record date	September 30, 2009
Effective date	November 25, 2009
Resource for dividend	Retained earnings

2. Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

[7] Income Taxes

Because of operating losses for the fiscal half ended September 30, 2009, certain subsidiaries of the Company have recorded valuation allowances over their deferred tax assets as of September 30, 2009. Due primarily to this accounting treatment, the effective tax rates of Honda for the three months and six months ended September 2009 differs from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2010.

[8] Reclassifications

Certain revisions for reclassifications have been made to the prior years’ consolidated financial statements to conform to the presentation used for the same period in 2009.

[9] Unit Sales Breakdown

For the three months and six months ended September 30, 2008 and 2009

	Unit (thousands)
	Three months ended Sep. 30, 2008	Three months ended Sep. 30 2009	Six months ended Sep. 30, 2008	Six months ended Sep. 30, 2009
MOTORCYCLES

Japan	79	52	137	97
	(79)	(52)	(137)	(97)
North America	93	43	173	97
	(45)	(22)	(95)	(53)
Europe	66	40	157	102
	(64)	(38)	(152)	(99)
Asia	2,146	1,864	4,196	3,683
	(2,146)	(1,864)	(4,196)	(3,683)
Other Regions	509	408	945	680
	(504)	(407)	(937)	(675)

Total	2,893	2,407	5,608	4,659
	(2,838)	(2,383)	(5,517)	(4,607)

AUTOMOBILES

Japan	152	158	280	286
North America	401	300	861	623
Europe	87	73	162	142
Asia	204	249	425	438
Other Regions	91	58	169	115

Total	935	838	1,897	1,604

POWER PRODUCTS

Japan	146	75	305	146
North America	402	315	895	879
Europe	231	175	550	389
Asia	296	257	545	490
Other Regions	127	110	246	186

Total	1,202	932	2,541	2,090

Explanatory notes:

1.	The geographical breakdown of unit sales is based on the location of external customers.

2.	Unit sales are the total of sales of completed products of Honda and its consolidated subsidiaries, and sales of parts for local production at Honda's affiliates accounted for under the equity method.

3.	Figures in brackets represent unit sales of motorcycles only.

[10] Net Sales Breakdown

For the three months and six months ended September 30, 2008 and 2009

	Yen (millions)
	Three months ended Sep. 30, 2008	Three months ended Sep. 30, 2009	Six months ended Sep. 30, 2008	Six months ended Sep. 30, 2009
MOTORCYCLE BUSINESS

Japan	25,634	17,935	47,149	35,594
North America	51,949	25,368	103,358	57,524
Europe	47,795	26,147	112,477	64,281
Asia	117,330	103,568	245,006	208,631
Other Regions	158,382	102,294	286,148	165,648

Total	401,090	275,312	794,138	531,678

AUTOMOBILE BUSINESS

Japan	322,290	336,400	610,833	623,647
North America	1,072,541	678,992	2,293,662	1,416,383
Europe	253,112	161,138	491,945	313,884
Asia	304,227	254,920	599,601	485,850
Other Regions	218,462	129,051	402,604	244,166

Total	2,170,632	1,560,501	4,398,645	3,083,930

FINANCIAL SERVICES BUSINESS

Japan	6,023	6,194	12,000	12,319
North America	144,268	141,756	276,859	285,185
Europe	3,664	2,741	7,199	5,447
Asia	1,282	1,094	2,498	2,223
Other Regions	3,286	3,259	5,772	5,773

Total	158,523	155,044	304,328	310,947

POWER PRODUCT & OTHER BUSINESSES

Japan	36,839	25,434	72,467	46,685
North America	24,825	15,658	47,767	35,794
Europe	15,531	10,231	38,604	23,558
Asia	12,459	8,714	24,724	16,754
Other Regions	6,966	5,761	13,413	9,521

Total	96,620	65,798	196,975	132,312

TOTAL

Japan	390,786	385,963	742,449	718,245
North America	1,293,583	861,774	2,721,646	1,794,886
Europe	320,102	200,257	650,225	407,170
Asia	435,298	368,296	871,829	713,458
Other Regions	387,096	240,365	707,937	425,108

Total	2,826,865	2,056,655	5,694,086	4,058,867

Explanatory notes:

1.	The geographical breakdown of net sales is based on the location of external customers.

2.	Net sales of power product & other businesses include revenue from sales of power products and relevant parts, leisure businesses and trading businesses.

[Translation]

October 27, 2009

To:	Shareholders of Honda Motor Co., Ltd.

From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo, 107-8556 Takanobu Ito President and Representative Director

Notice Concerning Discrepancies from Forecasts for Consolidated Financial Results of the

Fiscal First Half Ended September 30, 2009 and

Revision of Forecasts for Consolidated Financial Results of the

Fiscal Year Ending March 31, 2010

Honda Motor Co., Ltd. (the “Company”) hereby announces that significant discrepancies occurred between the consolidated financial results of the fiscal first half ended September 30, 2009 and the Company’s forecasts for the same period that were announced on July 29, 2009 as follows.

The Company also revised its forecasts for consolidated financial results of the fiscal year ending March 31, 2010 that were announced on July 29, 2009.

Particulars

1.	Discrepancies from Forecasts for Financial Results of the Fiscal First Half Ended September 30, 2009

Consolidated Financial Results

(Millions of Yen, except Basic net income per common share)	Net sales and other operating revenue	Operating income	Income before income taxes	Net income attributable to Honda Motor Co., Ltd.	Basic net income per common share (Yen)
Forecast previously announced on July 29, 2009 (A)	3,920,000	-10,000	-25,000	-10,000	-5.51
Results of the fiscal first half ended September 30, 2009 (B)	4,058,867	90,707	71,598	61,597	33.95
Change (B-A)	138,867	100,707	96,598	71,597	—
Percentage change (%)	3.5	—	—	—	—
(Reference) Results of the fiscal first half ended September 30, 2008	5,694,086	359,327	373,686	296,713	163.52

Note:	Honda adjusted its consolidated operating income, income before income taxes, net income attributable to Honda Motor Co., Ltd and basic net income per common share for the six months ended September 30, 2008.

Basis for the Occurrence of Significant Discrepancies from Previous Forecasts for Consolidated Financial Results of the Fiscal First Half Ended September 30, 2009

Consolidated operating income, income before income taxes and net income attributable to Honda Motor Co., Ltd. for the fiscal first half ended September 30, 2009 exceeded the forecasts for consolidated financial results for the same period that were announced on July 29, 2009, due mainly to decreased SG&A expenses, the favorable change in revenue, model mix, etc., continuing cost reduction efforts, decreased R&D expenses and currency effects.

2.	Revision of Forecast for Consolidated Financial Results of the Fiscal Year Ending March 31, 2010

(Millions of Yen, except Basic net income per common share)	Net sales and other operating revenue	Operating income	Income before income taxes	Net income attributable to Honda Motor Co., Ltd.	Basic net income per common share (Yen)
Forecast announced on July 29, 2009 (A)	8,280,000	70,000	45,000	55,000	30.31
Forecast revised on October 27, 2009 (B)	8,450,000	190,000	170,000	155,000	85.42
Change (B-A)	170,000	120,000	125,000	100,000	—
Percentage change (%)	2.1	171.4	277.8	181.8	—
(Reference) Results of the fiscal year ended March 31, 2009	10,011,241	189,643	161,734	137,005	75.50

Basis for Revision of Forecast for Financial Results of the Fiscal Year Ending March 31, 2010

Due mainly to the favorable change in revenue, model mix, etc., continuing cost reduction efforts and decreased R&D expenses, consolidated operating income, income before income taxes and net income attributable to Honda Motor Co., Ltd. are now expected to exceed the forecast announced on July 29, 2009.

*	For more detail, please refer to the “Presentation” and “consolidated financial summary for the fiscal second quarter and the fiscal first half ended September 30, 2009” included in the “consolidated financial results for the fiscal second quarter ended September 30, 2009” (URL http://world.honda.com/investors/event/) announced by the Company on the same date hereof.

*	These “forward-looking statements” of Honda are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that Honda’s actual results could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in Honda’s principal markets and foreign exchange rates between the Japanese yen and the U.S. dollar, the Euro and other major currencies, as well as other factors detailed from time to time.